Exhibit 99.2

POLYPID LTD.

PETACH TIKVA, ISRAEL

PROXY STATEMENT

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JULY 2, 2024

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of PolyPid Ltd. (the “Company”) for use at the Company’s annual and extraordinary general meeting of shareholders (the “Meeting”) to be held on July 2, 2024, at 2:00 p.m. Israel time, or at any adjournment or postponement thereof.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, no par value, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this proxy statement, the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this proxy statement.

Two or more shareholders present, personally or by proxy, holding in the aggregate not less than twenty five percent (25%) of the Company’s outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until July 9, 2024, at 2:00 p.m. Israel time (the “Adjourned Meeting”). At the Adjourned Meeting, if a quorum is not present within half an hour from the time appointed for such meeting, any number of shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Pursuant to the Israeli Companies Law, 5799-1999 (the “Companies Law”), Proposals No. 1, 2, 3, 6 and 7 described hereinafter each require the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposals (a “Simple Majority”). The vote for re-electing each of the directors as set forth in Proposal No. 2 shall be made separately.

Proposals No. 4 and 5 are subject to the fulfillment of the voting requirement above and also one of the following additional voting requirements: (i) the majority of the shares that are voted at the Meeting in favor of such Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the Proposal; or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against such Proposal does not exceed two percent (2%) of the total voting rights in the Company (the “Special Majority”).

For this purpose, “Personal Interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company; in the context of a transaction with an interested party, a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company, is also presumed to be a controlling shareholder. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to elect directors of a company or its chief executive officer.

Proposal 8 will not involve a vote by the shareholders and accordingly there is no proposed resolution.

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (a “Position Statement”) to the Company’s offices at 18 Hasivim Street, Petach Tikva 495376, Israel. Any Position Statement received will be furnished to the U.S. Securities and Exchange Commission (“SEC”) on a Report on Form 6-K, and will be made available to the public on the SEC’s website at www.sec.gov. Position Statements should be submitted to the Company no later than June 22, 2024. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement. The Board of Directors’ response to the Position Statement will be submitted no later than June 27, 2024.

One shareholder or more holding Ordinary Shares which reflect 5% or more of the Company’s share capital and voting rights (239,863 shares) is entitled to examine the proxy and voting material.

It is noted that there may be changes on the agenda after publishing the Proxy, and there may be Position Statements which can be published. Therefore, the most updated agenda will be furnished to the SEC on a Report on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov.

PROPOSAL 1

TO RE-ELECT KOST FORER GABBAY & KASIERER, CERTIFIED PUBLIC ACCOUNTANTS, AS INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS OF THE COMPANY AND TO AUTHORIZE THE BOARD OF DIRECTORS OF THE COMPANY TO DETERMINE THEIR COMPENSATION

Under the Companies Law, the appointment of an independent auditor requires the approval of the shareholders of the Company.

The Board of Directors has authorized and approved the appointment of the accounting firm of EY Israel - Kost Forer Gabbay & Kasierer, Certified Public Accountants (Isr.), a member firm of EY Global (“EY”), as the independent registered public accountants of the Company until the next annual general meeting, and authorized the Board of Directors to determine their compensation until the next annual general meeting.

The Board of Directors believes that the re-appointment of EY as the independent public accountants of the Company is appropriate and in the best interest of the Company and its shareholders.

For additional information of the fees paid by the Company and its subsidiaries to EY for each of the previous two fiscal years, please see “Item 16C - Principal Accountant Fees and Services” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 6, 2024.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to re-elect EY as the Company’s independent registered public accountants, and to authorize the Board of Directors to determine their compensation, until the next annual general meeting of the Company’s shareholders.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 2

TO RE-elect eight MEMBERS OF THE BOARD OF DIRECTORS OF THE COMPANY AND Approve THEIR COMPENSATION

Under the Companies Law and the Company’s Amended Articles of Association, the management of the Company’s business is vested in the Board of Directors. Our Board of Directors is currently comprised of eight directors – Jacob Harel (Chairman), Dikla Czaczkes Akselbrad, Yechezkel Barenholz, Nir Dror, Joseph BenAmram, Itzhak Krinsky, Nurit Tweezer-Zaks and Robert B. Stein (each, a “Re-Elected Director”).

According to the resolution of the Company’s nomination committee from May 2, 2024, each of Mr. Harel, Prof. Barenholz, Mr. Dror, Mr. BenAmram, Dr. Krinsky, Dr. Tweezer-Zaks and Dr. Stein qualifies as an ‘independent director’ under the Nasdaq Stock Market rules.

It is proposed to re-elect Mr. Harel, Prof. Barenholz, Mr. Dror, Mr. BenAmram, Dr. Krinsky, Dr. Tweezer-Zaks, Dr. Stein and Ms. Czaczkes Akselbrad as members of the Board of Directors to hold office until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Companies Law and the Company’s Articles of Association (the “Articles”), unless otherwise provided in the Articles. Each director nominee has certified to us that they meet all requirements of the Companies Law for election as a director of a public company, they possess the necessary qualifications and have sufficient time, to fulfill their duties as directors of the Company, taking into account the size and needs of the Company.

In their capacity as members of the Company’s Board of Directors, each Re-Elected Director, other than Ms. Czaczkes Akselbrad and Mr. Harel, shall be entitled to the following fees: (i) an annual fee of NIS 37,000 (approximately $10,000) to directors located in Israel; $20,000 to the non-Israeli directors; and (ii) an attendance fee of NIS 2,480 (approximately $670) per meeting of the Board or a committee thereof, NIS 1,480 (approximately $400) for a Zoom/Teams/telephonic meeting or NIS 1,240 (approximately $335) for written resolutions, which amounts are less than the maximum amounts set forth in the second and third appendices of the Companies Regulations (Rules Concerning Compensation and Expenses of an External Director), 5760-2000.

In his capacity as Chairman and according to the approvals given by the Company’s shareholders as of April 13, 2021, Mr. Harel shall be entitled to a fixed annual fee of $50,000 with no per-meeting payments, in accordance with the Company’s compensation policy.

In addition, according to the Company’s compensation policy, each Re-Elected Director, other than Ms. Czaczkes Akselbrad, will be granted options to purchase 312 Ordinary Shares of the Company at an exercise price equal to the closing price of the Company’s Ordinary Shares on the date of the Meeting, which will vest over four quarters. However, if Proposal No. 3 herein regarding the approval of an additional option grant for non-employee members of the Board of Directors is approved by the shareholders of the Company, each Re-Elected Director, other than Ms. Czaczkes Akselbrad, will be granted options to purchase an additional 6,188 Ordinary Shares of the Company at an exercise price equal to the closing price of the Company’s Ordinary Shares on the date of the Meeting, which will vest over four quarters.

In addition, in their capacity as members of the Board of Directors, the Re-Elected Directors shall continue to be entitled to the same insurance, indemnification and exculpation arrangements as are currently in effect for the Company’s officers and directors, all of which are in accordance with the Articles and the Company’s compensation policy.

A brief biography of the background and experience of each Re-Elected Director is set forth below:

Mr. Jacob Harel has served as a director since November 2017 and the chairman of our board of directors since December 2017. Mr. Harel has more than 35 years of experience in the pharmaceutical industry, of which 27 years were at Merck & Co., Inc., or Merck, in different leadership roles in sales and marketing across several continents. In his last position at Merck, Mr. Harel was the head of the corporate business development group. In this capacity he led a corporate team that was in charge of negotiating and executing key enterprise transactions. Following his retirement from Merck in 2014, Mr. Harel founded “The Harel Group”, a business development advisory firm, specialized in facilitating partnership transactions within the global pharmaceutical and medical device industries. He holds a B.S. in economics from Haifa University and an M.B.A. from Tel Aviv University.

Ms. Dikla Czaczkes Akselbrad has served as our Chief Executive Officer since July 2022 and a director since August 2022. From December 2016 to July 2022, Ms. Czaczkes Akselbrad served as our Executive Vice President and Chief Financial Officer. Prior to that time, Ms. Czaczkes Akselbrad served as our Chief Strategy Officer from July 2014 to December 2016. Ms. Czaczkes Akselbrad has over 20 years of experience in capital markets, finance and business development. Ms. Czaczkes Akselbrad served as a chief financial officer of Compugen Ltd. (Nasdaq: CGEN) from February 2008 to May 2014. She holds a B.A. in accounting and economics and an M.B.A. in finance, both from Tel Aviv University, and is a certified public accountant in Israel.

Prof. Yechezkel Barenholz, Ph.D. has served as a director since April 2008. Prof. Barenholz currently serves as head of the Laboratory of Membrane and Liposome Research at the Department of Biochemistry of the Hadassah Medical School at the Hebrew University of Jerusalem, a position he has held since 1975. He has served as Chief Executive Officer and Chief Scientific Officer of Ayana Pharma Ltd. since 2018 and 2014, respectively. He served as a director of Aulos Bioscience from 2019 to 2023. He is the major inventor and co-developer of Doxil®, the first nano-delivery system approved by the FDA, now approved globally and used to treat more than one million cancer patients. He led the development of generic Doxil at Ayana Pharma Ltd. that was approved by the FDA on October 2021, and which is now sold in the United States and Israel.  Prof. Barenholz has been awarded many national and international prizes including the prestigious Israel Prime Minister 2020 EMET prize in Nanotechnology. He holds a B.S., M.S. and Ph.D. in biochemistry from the Hebrew University of Jerusalem.

Mr. Nir Dror has served as a director since May 2020. Mr. Dror currently serves as the Chief Financial Officer of Aurum Ventures M.K.I. Ltd., a position he has held since 2013. He holds a B.A. and L.L.M. from Tel Aviv University and an M.B.A. from the University of Michigan.

Mr. Joseph BenAmram has served as a director since May 2023. Mr. Joseph BenAmram held various leadership roles at Merck in sales, marketing and business development for over 22 years. In his last position he was Senior Vice President & President of EURAM Region from October 2017 to February 2019. From June 2016 to September 2017, he served as Senior Vice President & President of MER Region and from October 2013 to May 2016 as Senior Vice President & President, Diversified Brands Division. From August 2010 to October 2013, Mr. BenAmram served as Merck’s Vice President & General Manager Emerging Markets. Mr. BenAmram currently serves as the President of Quris-AI (since June 2023), the Chief Strategy Officer of Golden Age Health PTE. LTD. (since March 2023) and the chairman of the board of directors of MediCane Health Inc. (since March 2019). He holds an MBA from Tel Aviv University, Recanati Graduate School of Business Administration, and a Bachelor’s degree in Economics and Management from Tel Aviv University, Recanati Graduate School of Business Administration.

Dr. Itzhak Krinsky, Ph.D. has served as a director since January 2019. Dr. Krinsky currently serves as a director and member of the audit committee of Noramco Inc., Woodstock Sterile Solutions and Apotex Inc., positions he has held since September 2018, April 2021 and April 2023, respectively. Dr. Krinsky previously worked at Teva Pharmaceuticals Industries Ltd. as the Chairman of Teva Japan, Chairman of Teva South Korea and Head of Business Development, Asia Pacific from October 2012 to April 2016. Dr. Krinsky served as a director of Kamada Ltd. from November 2017 to November 2019 and as a member of the nominating and corporate governance committee of Advanz Pharma Corp. (formerly known as Concordia Healthcare Corp) from May 2017 to September 2018. He holds a B.A. and M.A. in economics from Tel Aviv University and a Ph.D. in economics from McMaster University.

Dr. Nurit Tweezer-Zaks, M.D., has served as a director since November 2023. Dr. Tweezer-Zaks currently serves as Chief Executive Officer of MediCane R&D, a position she has held since July 2022. She previously served as Chief Medical Officer and Business Development of MediCane Health Inc. from April 2021 to July 2022. Dr. Tweezer-Zaks served as Chief Medical Officer of aMOON Venture Capital Fund from May 2020 to April 2021, and as Operating Partner and Head of Sourcing from June 2018 to April 2020. Prior to this, Dr. Tweezer-Zaks held increasingly senior positions at Sanofi. In her most recent role at Sanofi from June 2017 to June 2018, she served as Global Established Products Medical Lead – Strategic Decision for Portfolio Enhancement. Dr. Tweezer-Zaks holds M.D. and B.S. degrees from Ben Gurion University School of Medicine in Beer Sheva, Israel, and earned an M.B.A. from the Kellogg-Recanati International Executive MBA Program, a global partnership program between Northwestern University’s Kellogg School of Management in Evanston, IL, and Tel Aviv University’s Recanati Graduate School of Business Administration in Israel.

Dr. Robert B. Stein, M.D., Ph.D., has served as a director since June 2020. Dr. Stein currently serves as a Venture Partner at Samsara BioCapital, a position he has held since January 2018, and he is the Principal at RBS Biotech Consulting, LLC, which he founded in August 2008. He previously served as the Chief Scientific Officer and Head of Research and Development of Agenus Inc. from January 2014 to January 2016 and as the President of Research and Development from January 2016 to April 2017. He served as President, Regenerative Medicine at Mimedx, from 2019 to 2022. He serves on the boards of directors of Protagenic Therapeutics, Inc. since February 2016 and Taro Pharmaceutical Industries Ltd. since February 2020. He holds a B.S. in biology and chemistry from Indiana University and an M.D. and a Ph.D. in physiology and pharmacology from Duke University. Dr. Stein is board certified in Anatomic and Clinical Pharmacology. He has 45 years of experience in the pharma and biotech industries, including leadership roles at Merck, Ligand, DuPont, Incyte, Roche, and Kinemed in addition to the roles mentioned above. He has played a key role in the discovery and/or development of eight registered medicines, including Sustiva®, Promacta®, and Eliquis®.

The Company’s shareholders will be requested to adopt the following resolutions at the Meeting:

1.	“RESOLVED, to re-elect Mr. Jacob Harel as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders and approve his compensation.

2.	“RESOLVED, to re-elect Ms. Dikla Czaczkes Akselbrad as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.”

3.	“RESOLVED, to re-elect Prof. Yechezkel Barenholz as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders and approve his compensation.”

4.	“RESOLVED, to re-elect Mr. Nir Dror as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders and approve his compensation.”

5.	“RESOLVED, to re-elect Mr. Joseph BenAmram as member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders and approve his compensation.”

6.	“RESOLVED, to re-elect Dr. Itzhak Krinsky as member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders and approve his compensation.”

7.	“RESOLVED, to re-elect Dr. Nurit Tweezer-Zaks as member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders and approve her compensation.”

8.	“RESOLVED, to re-elect Dr. Robert B. Stein as member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders and approve his compensation.”

The approval of each of these proposals, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR each of the above proposals.

PROPOSAL 3

TO APPROVE AN ADDITIONAL OPTION GRANT FOR NON- EMPLOYEE MEMBERS OF THE BOARD OF DIRECTORS

On May 2, 2024 and May 6, 2024, the compensation committee of the Board of Directors (the “Compensation Committee”) and the Board of Directors, respectively, approved and recommend to the Company’s shareholders to approve an additional grant of 6,188 options to non-employee members of the Board of Directors as part of their annual grant of options (the “Non-Employee Directors Options”).

The grant of the Non-Employee Directors Options is subject to the re-election of the Company’s non-employee members of the Board of Directors, and their approval pursuant to Proposal No. 2 hereof.

The Non-Employee Directors Options will be exercisable at an exercise price equal to the closing price of the Company’s Ordinary Shares on the date of the Meeting, and will vest over four quarters. When considering the Non-Employee Directors Options grant, our Compensation Committee and Board of Directors considered numerous factors, including, among others: (i) the position, responsibilities, background and experience of each of the non-employee members of the Board of Directors; (ii) that the Non-Employee Directors Options granted to the non-employee members of the Board of Directors reflect a fair and reasonable value for each of the non-employee members of the Board of Directors services, commitment and contribution to the Company’s growth and achievements in the short and long term; (iii) that the grant of Non-Employee Directors Options to the non-employee members of the Board of Directors is in accordance with the Company’s compensation policy; and (iv) that the grant of Non-Employee Directors Options to the non-employee members of the Board of Directors will create a similarity of interests between the Company’s shareholders and the non-employee members of the Board of Directors.

The Compensation Committee and the Board of Directors also considered, among other things, the Company’s size and the nature of its operations, and reviewed various data and information they deemed relevant, including comparative data regarding peer companies.

Accordingly, the Compensation Committee and Board of Directors determined that the grant of Non-Employee Directors Options for non- employee members of the Board of Directors is in the Company’s best interest.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve an additional Non-Employee Directors Options grant for non-employee members of the Board of Directors, as set forth in the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 4

TO APPROVE AN OPTION GRANT FOR THE COMPANY’S CHIEF EXECUTIVE OFFICER, MS. DIKLA CZACZKES AKSELBRAD

Ms. Dikla Czaczkes Akselbrad has served as the Company’s Chief Executive Officer since July 2022 and as a director since August 2022. From December 2016 to July 2022, Ms. Czaczkes Akselbrad served as our Executive Vice President and Chief Financial Officer.

On May 2, 2024 and May 6, 2024, the Compensation Committee and the Board of Directors, respectively, approved and recommend to the Company’s shareholders to approve a grant of options to Ms. Czaczkes Akselbrad as part of an annual grant of options to all of the Company’s employees. To date, the Company’s shareholders have not approved the option grant at a general meeting, and therefore the options were not granted to Ms. Czaczkes Akselbrad until now.

Under this grant, Ms. Czaczkes Akselbrad will be granted an amount of options to purchase up to 198,900 Ordinary Shares (the “CEO Options”) on the following terms:

●	Term and Vesting Schedule- the CEO Options shall vest and become exercisable during a 4-year period as of May 6, 2024 (the “Vesting Commencement Date”). Six point twenty five percent (6.25%) of the shares covered by the CEO Options shall vest at the end of each quarter subsequent to the Vesting Commencement Date.

●	Other terms- the CEO Options are subject to such other terms and conditions set forth in the Company’s options agreement and the provisions of the Option Plan for C-level officers, including the right to exercise vested options during a period of one year following termination of employment.

●	Exercise Price- the CEO Options shall be exercisable at an exercise price of $4.64 per Ordinary Share, which equals the average closing price of the Company’s Ordinary Shares over the 30 trading days prior to May 6, 2024.

The CEO Options are granted in accordance with the capital gain track of Section 102 of the Israeli Income Tax Ordinance, 1961.

When considering the CEO Options grant, the Compensation Committee and Board of Directors considered numerous factors, including, among others: (i) the position, responsibilities, background and experience of Ms. Czaczkes Akselbrad; (ii) that the CEO Options granted to Ms. Czaczkes Akselbrad reflect a fair and reasonable value for Ms. Czaczkes Akselbrad’s services, commitment and contribution to the Company’s growth and achievements in the short and long term; (iii) that the grant of CEO Options to Ms. Czaczkes Akselbrad is in accordance with the Company’s compensation policy; and (iv) that the grant of CEO Options to Ms. Czaczkes Akselbrad will create a similarity of interests between the Company’s shareholders and Ms. Czaczkes Akselbrad.

The Compensation Committee and the Board of Directors also considered, among other things, the Company’s size and the nature of its operations, and reviewed various data and information they deemed relevant, including comparative data regarding peer companies.

Accordingly, the Compensation Committee and Board of Directors determined that the CEO Options grant for Ms. Czaczkes Akselbrad is in the Company’s best interest.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve a CEO Options grant for Ms. Dikla Czaczkes Akselbrad, as set forth in the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority.

Please note that we consider it highly unlikely that any of our shareholders is a controlling shareholder, or has a personal interest in this proposal. However, as required under Israeli law, the enclosed form of proxy requires that you specifically indicate whether you are, or are not, a controlling shareholder or have a personal interest in this proposal. Without indicating to this effect – we will not be able to count your vote with respect to this proposal.

The Board of Directors unanimously recommends a vote FOR on the above proposal.

PROPOSAL 5

TO APPROVE AN ADDITIONAL MILESTONE-BASED OPTION GRANT FOR THE COMPANY’S CHIEF EXECUTIVE OFFICER, MS. DIKLA CZACZKES AKSELBRAD

The Company is currently enrolling patients in its ongoing SHIELD II phase 3 trial of D-PLEX100 for the prevention of abdominal colorectal surgical site infections (the “Trial”). Unblinded interim analysis is expected to occur in mid-2024 and top-line results are anticipated in the second half of 2024. The expected timing for top-line results from the SHIELD II phase 3 trial and of the unblinded interim analysis is based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expected.

On May 2, 2024 and May 6, 2024, the Compensation Committee and the Board of Directors, respectively, approved and recommend to the Company’s shareholders to approve an additional milestone-based grant of options to Ms. Czaczkes Akselbrad. To date, the Company’s shareholder have not approved the option grant at a general meeting, and therefore the options were not granted to Ms. Czaczkes Akselbrad until now.

Our Compensation Committee and Board of Directors believe that a milestone-based grant of options is an effective tool to retain and incentivize our Chief Executive Officer. It enables us to grant equity compensation to our Chief Executive Officer based on the achievement of predetermined goals in order for the milestone-based grant to apply and be valid.

Under this grant, Ms. Czaczkes Akselbrad will be granted an amount of options to purchase up to 132,600 Ordinary Shares (the “CEO Milestone Options”) in the following terms:

●	Term and Vesting Schedule- the CEO Milestone Options shall vest and become exercisable during a 2-year period as of May 6, 2024 pursuant to the following vesting schedule:

o	Upon interim analysis outcome of early stopping of the Trial for efficacy (the “Triggering Milestone”):

●	Eighteen point seventy five percent (18.75%) of the shares covered by the CEO Milestone Options- immediate vesting.

●	Eighteen point seventy five percent (18.75%) of the shares covered by the CEO Milestone Options- vested 30 days from the Triggering Milestone.

●	Eighteen point seventy five percent (18.75%) of the shares covered by the CEO Milestone Options- vested 60 days from the Triggering Milestone.

●	Eighteen point seventy five percent (18.75%) of the shares covered by the CEO Milestone Options- vested 90 days from the Triggering Milestone.

●	Remaining twenty five percent (25%) of the shares covered by the CEO Milestone Options- quarterly at the end of each subsequent quarter following the last vesting date.

Or

o	Upon top- line results (primary endpoint) of the Trial with overall alpha level of up to (and including) 5% (the “Triggering Milestone”):

●	Twenty percent (20%) of the shares covered by the CEO Milestone Options- immediate vesting.

●	Twenty percent (20%) of the shares covered by the CEO Milestone Options- vested 30 days from the Triggering Milestone.

●	Remaining sixty percent (60%) of the shares covered by the CEO Milestone Options- quarterly at the end of each subsequent quarter following the last vesting date.

●	If none of the Triggering Milestones take place, the CEO Milestone Options grant shall be void.

●	Other terms- the CEO Milestone Options are subject to such other terms and conditions set forth in the Company’s options agreement and the provisions of the Option Plan for C-level officers, including the right to exercise vested options during a period of one year following termination of employment.

●	Exercise Price- the CEO Milestone Options shall be exercisable at an exercise price of $4.64 per Ordinary Share, which equals the average closing price of the Company’s Ordinary Shares during the 30 trading days prior to May 6, 2024.

The CEO Milestone Options are granted in accordance with the capital gain track of Section 102 of the Israeli Income Tax Ordinance, 1961.

When considering the CEO Milestone Options grant, our Compensation Committee and Board of Directors considered numerous factors, including, among others: (i) the position, responsibilities, background and experience of Ms. Czaczkes Akselbrad; (ii) that the CEO Milestone Options granted to Ms. Czaczkes Akselbrad reflect a fair and reasonable value for Ms. Czaczkes Akselbrad’s services, commitment and contribution to the Company’s growth and achievements in the short and long term; (iii) that the grant of CEO Milestone Options to Ms. Czaczkes Akselbrad is in accordance with the Company’s compensation policy; and (iv) that the grant of CEO Milestone Options to Ms. Czaczkes Akselbrad will create a similarity of interests between the Company’s shareholders and Ms. Czaczkes Akselbrad.

Accordingly, the Compensation Committee and Board of Directors determined that the CEO Milestone Options grant for Ms. Czaczkes Akselbrad is in the Company’s best interest.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve a CEO Milestone Options grant for Ms. Dikla Czaczkes Akselbrad, as set forth in the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority.

Please note that we consider it highly unlikely that any of our shareholders is a controlling shareholder, or has a personal interest in this proposal. However, as required under Israeli law, the enclosed form of proxy requires that you specifically indicate whether you are, or are not, a controlling shareholder or have a personal interest in this proposal. Without indicating to this effect – we will not be able to count your vote with respect to this proposal.

The Board of Directors unanimously recommends a vote FOR on the above proposal.

PROPOSAL 6

APPROVAL OF EXTENSION OF EXERCISE PERIOD FOR VESTED OPTIONS FOLLOWING TERMINATION OF SERVICE OF MS. ANAT TSOUR SEGAL, FORMER DIRECTOR OF THE COMPANY

According to the Company’s Option Plan, vested options shall expire following the lapse of a three month period after termination of employment or service, unless exercised earlier. Ms. Anat Tsour Segal, who served as a director of the Company for 15 years and resigned effective as of November 6, 2023, has asked for an extension of such exercise period for 1,842 vested options from three months to twelve months following termination of service.

At a meeting of the Compensation Committee held on November 2, 2023, the Compensation Committee reviewed and recommended, and the Board of Directors at its meeting held on November 6, 2023, subsequently approved, that Ms. Anat Tsour Segal’s 1,842 vested options shall expire upon the lapse of a twelve month period after termination of her service as a director of the Company, in accordance with the terms of the Option Plan, unless exercised earlier. Such extension is within the boundaries of the Company’s compensation policy.

When considering the extension of the exercise period for Ms. Tsour Segal’s 1,842 vested options, the Compensation Committee and Board of Directors considered Ms. Tsour Segal’s long-term dedicated service and contribution to the Company and the Board of Directors.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve that Ms. Anat Tsour Segal’s 1,842 vested options shall expire upon the lapse of a twelve months’ period after termination of her service as a director of the Company, in accordance with the terms of the Option Plan, unless exercised earlier.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 7

APPROVAL OF INCREASE OF TOTAL NUMBER OF SHARES RESERVED FOR GRANT AS INCENTIVE STOCK OPTIONS PURSUANT TO COMPANY’S U.S. SUBPLAN UNDER COMPANY’S OPTION PLAN

Generally, the Company is not required by the Companies Law, or otherwise under applicable Israeli law, to approve the adoption, extension or amendment of plans for the equity compensation of its employees, directors and other parties. However, in order for the Company to issue options that qualify as incentive stock options (“ISOs”) under the U.S. Internal Revenue Code, the Company’s shareholders are required to approve an amendment to increase the total number of Ordinary Shares for grant as ISOs.

On March 6, 2024, the Board of Directors approved an amendment to the Company’s U.S. Subplan under the Option Plan (the “SubPlan”), increasing the total number of Ordinary Shares for grant as ISOs pursuant to the SubPlan from 39,833 shares to 300,000 Ordinary Shares, as reflected under Annex A attached hereto. Additionally, the amendment attached hereto as Annex A clarifies that the Ordinary Shares reserved for grant as ISOs pursuant to the SubPlan shall not affect the number of total Options reserved under the Plan.

Besides such amendment, all other terms of the SubPlan will not change.

ISOs are a type of  option that, among other things, can be granted only to employees of a corporation and must have an exercise (or strike) price, which is at least equal to the fair market value of an Ordinary Share (110% of the fair market value of an Ordinary Share, for grants made to 10% or more shareholders) on the date of grant, as determined in accordance with the SubPlan and the U.S. Internal Revenue Code. ISOs may confer a U.S. tax benefit. There are no tax implications when the ISOs are initially granted. Once the options are exercised, the employee can either sell the shares immediately or wait to do so. However, the shares must be held for more than one year from the date of exercise and two years from the date of grant for the difference between the fair market value on the date of exercise and the exercise (or strike) price to be taxed at capital gains rates, rather than at ordinary income rates.

The Board of Directors believes that the amendment is advisable in order to enable the Company to incentivize its U.S. based employees.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the amendment of Company’s U.S. Subplan under the Option Plan, for U.S. tax purposes, as set forth in Annex A to the Proxy Statement.”

The approval of the above proposal, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

PROPOSAL 8

DISCUSSION OF THE COMPANY’S FINANCIAL STATEMENTS AND ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

Pursuant to the Companies Law, the Company is required to present the Company’s audited financial statements and Annual Report on Form 20-F for the year ended December 31, 2023, to the Company’s shareholders. The financial statements and Annual Report on Form 20-F for the year ended December 31, 2023, were filed with the SEC on March 6, 2024, and are available on the SEC’s website on:

https://www.sec.gov/Archives/edgar/data/1611842/000121390024020424/ea0200588-20f_polypidltd.htm

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company’s audited consolidated financial statements for the year ended December 31, 2023.

This agenda item will not involve a vote by the shareholders, and accordingly there is no proposed resolution.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

Proxies and all other applicable materials should be sent to:

Equiniti Trust Company, LLC

55 Challenger Road, 2nd Floor

Ridgefield Park, NJ 07660

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, the Company files reports and other information with the SEC. All documents which the Company will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Annual and Extraordinary General Meeting of Shareholders and the proxy statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED MAY 28, 2024. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN MAY 28, 2024, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

PolyPid Ltd.
Jacob Harel, Chairman of the Board of Directors